UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Yiren Digital Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G9844L107

(CUSIP Number)

CreditEase Holdings (Cayman) Limited

3/F, Tower A, Winterless Center

1 West Dawang Road

Chaoyang District, Beijing 100022

The People’s Republic of China

Telephone: +86 10 5395-3680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9844L107

1	Name of Reporting Person CreditEase Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 143,421,412 Ordinary Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,421,412 Ordinary Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,421,412 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 80.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1)	The percentage is calculated based on 177,225,898 ordinary shares outstanding of the Issuer (as defined below) as of March 31, 2023.

CUSIP No. G9844L107

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) constitutes Amendment No. 1 to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission on behalf of CreditEase Holdings (Cayman) Limited on July 16, 2019 (the “Original Filing”), with respect to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Yiren Digital Ltd. (known as Yirendai Ltd. prior to September 30, 2019), a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

Item 2. Identity and Background.

Item 2 of the Original Filing is hereby amended and restated in its entirety as follows:

(a) – (c), (f) This Statement is being filed by CreditEase Holdings (Cayman) Limited, a company organized under the laws of the Cayman Islands (“CreditEase” or the “Reporting Person”).

CreditEase is the parent company and controlling shareholder of the Issuer. CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. The business address of CreditEase is 3/F, Tower A, Winterless Center, 1 West Dawang Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

CreditEase is 43.4% owned indirectly by Mr. Ning Tang, who is the executive chairman of the board of directors and the chief executive officer of the Issuer. The remaining outstanding shares of CreditEase are owned by IDG, KPCB China and Morgan Stanley Private Equity Asia through their respective investment vehicles.

The name, business address, present principal occupation or employment and citizenship of each of the executive officer and directors of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Person and, to the best of the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Original Filing is hereby amended and supplemented by the following paragraph:

In connection with the adoption of the 2020 Plan by the Issuer, CreditEase surrendered for cancellation and for nil consideration 18,560,000 Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. The percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by the Reporting Person is based on 177,225,898 Ordinary Shares outstanding as of March 31, 2023.

Except as disclosed in this Statement, none of the Reporting Person or, to the best of their knowledge of the Reporting Person, any of the persons listed in Schedule A hereto beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

CUSIP No. G9844L107

Except as disclosed in this Statement, none of the Reporting Person, or to the best of their knowledge of the Reporting Person, any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Person or, to the best of their knowledge of the Reporting Person, any of the persons listed in Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Person and the persons listed in Schedule A hereto, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Filing is hereby amended and supplemented by the following exhibit:

Exhibit No.	Description
99.7	Surrender Letter Issued by CreditEase Holdings (Cayman) Limited dated September 8, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2023

CreditEase Holdings (Cayman) Limited

By:	/s/ Ning Tang
Name: Ning Tang
Title: Chairman and Chief Executive Officer

SCHEDULE A

Directors and Executive Officer of CreditEase

The names of the directors and the name and title of the executive officer of CreditEase and their principal occupations are set forth below.

Name	Position with the Reporting Person	Present principal occupation	Citizenship	Shares Beneficially Owned in the Issuer
Directors:
Ning Tang(1)	Chairman of the Board	*	P.R. China	62,244,893
Tina Lin Chi Ju(2)	Director	A managing partner of KPCB China and TDF Capital	Singapore	—

Executive officer:
Ning Tang	Chief Executive Officer	*	P.R. China	62,244,893

*	The principal occupation is the same as his/her position with CreditEase.

(1)	The business address of Ning Tang is 3/F, Tower A, Winterless Center, 1 West Dawang Road, Chaoyang District, Beijing, the People’s Republic of China.

(2)	The business address of Tina Lin Chi Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. Tina Ju is a founding and managing partner of KPCB China, which holds certain equity interest in CreditEase through its affiliated funds.